QuikByte Software, Inc.
190 Lakeview Way
Vero Beach, FL 32963

June 19, 2008

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3628
Washington, D.C. 20549-3628
Attn: Peggy Kim, Esq.

Re:	QuikByte Software, Inc.
Schedule 14F-1/A
Filed June 11, 2008
Schedule 14F-1
Filed June 2, 2008
File No. 005-82540

Dear Ms. Kim:

We are writing in connection with the letters of the Staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 10, 2008 and June 12, 2008, addressed to QuikByte Software, Inc., a Colorado corporation (the “Company”), with respect to the above-referenced filings. The Company has previously responded, via its counsel, to the Staff’s letters on June 11, 2008 and June 13, 2008, respectively.

In connection with those responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kevin R. Keating
Kevin R. Keating
Chief Executive Officer